SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: Sept 29, 2005
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                        .)
Enclosed:
     Press release

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: September 29, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

September 29, 2005
INDEPENDENT INTEGRATED DEVELOPMENT PLAN FOR OYU TOLGOI HIGHLIGHTS
SIGNIFICANT AND LONG-LASTING BENEFITS FOR MONGOLIA
OYU TOLGOI TO BECOME THE WORLD’S NEXT MAJOR COPPER AND GOLD MINE
WITH AVERAGE ANNUAL PRODUCTION OF MORE THAN ONE BILLION POUNDS OF
COPPER AND 330,000 OUNCES OF GOLD FOR AT LEAST 35 YEARS
PEAK ANNUAL PRODUCTION OF MORE THAN 1.6 BILLION POUNDS
OF COPPER AND 900,000 OUNCES OF GOLD
ULAANBAATAR, MONGOLIA — Ivanhoe Mines’ Chairman Robert Friedland and President John Macken announced today that an independent Integrated Development Plan (IDP) prepared by a joint venture between AMEC Americas Limited, of Vancouver, Canada, and Ausenco Limited, of Perth, Australia, with input from 12 other leading international engineering and environmental consultants, confirms the potential of Ivanhoe’s Oyu Tolgoi (Turquoise Hill) Project in southern Mongolia to become one of the world’s largest copper and gold producers and a model of environmentally-sound mineral development.
“The IDP provides a comprehensive roadmap for the staged development of a new, world-scale copper and gold mining complex at Oyu Tolgoi that will positively and significantly contribute to Mongolia’s economic growth and social development for decades to come,” Mr. Macken said. “The study outlines the framework for the responsible development of the mine, allowing Ivanhoe to integrate economic progress with environmental care and social responsibility.”
Development at Oyu Tolgoi is scheduled to occur over a 15-year period, providing for an ultimate mine life that is expected to exceed 40 years. The IDP consists of:
1.	a feasibility-level evaluation of an initial, large open-pit mine developed on the near-surface Southern Oyu deposits; and

2.	pre-feasibility and scoping-level evaluations of the associated infrastructure, such as power supply, and of a world-class, underground block-cave mining operation at the Hugo Dummett North and South deposits.
The open-pit resources used in the IDP are all in the Measured and Indicated categories. The underground resources used in the IDP include some Inferred resources that have not yet been sufficiently drilled to have economic considerations applied to them to enable them to be categorized as reserves. Mineral resources which are not reserves do not have demonstrated economic viability. Until there is additional underground drilling and geotechnical rock characterization to upgrade the Indicated and Inferred resources to Measured and Indicated resources, the economic analysis contained in the IDP is a preliminary assessment and there can be no certainty that the predicted results of the IDP will be realized.
The independent study indicates that the Oyu Tolgoi Mine will be capable of average annual production in excess of one billion pounds of copper and 330,000 ounces of gold for at least 35 years. Peak annual production in excess of 1.6 billion pounds of copper and 900,000 ounces of gold is projected to be reached six years after initial production begins (Year 6). To achieve this production, the study contemplates a two-phase approach to developing the mine.

Summary of Phase 1
The first phase, the Base Case, consists of a concentrator with a single SAG (semi-autogenous grinding) circuit with an initial throughput rate of 70,000 tonnes-per-day (tpd), producing a gold-rich copper concentrate by mining open-pit resources from the Southwest Oyu Deposit. During the first three years of operation, mill feed will be primarily sourced from stages 1 and 2 of the open-pit mine centred on the gold-rich Southwest Oyu Deposit, while the initial underground block cave mine at the copper-rich, higher-grade Hugo North Deposit is being developed. After Year 3, production at Hugo North is expected to commence. By Year 5, Hugo North will be the predominant source of mill feed for the concentrator. With modifications to the downstream portion of the concentrator, the softer, underground mill feed is expected to facilitate an increased throughput rate of 85,000 tpd by Year 6 in the single SAG circuit concentrator. At this point, open-pit production will be curtailed and only stages 1 and 2 of the ultimate nine-stage open-pit mine plan will have been mined. In this Base Case scenario, Hugo North provides the mill feed to beyond Year 40.
Summary of Phase 2
Phase 2 of the IDP, the Expanded Case, will be initiated with a decision in Year 3 to develop a block-cave mine at the Hugo South Deposit and proceed with the stripping of stages 3 and 4 of the open-pit mine.
The Expanded Case envisions the ramping up of production from the underground block-cave mines and the doubling of the capacity of the concentrator, including the addition of a second SAG milling circuit, to increase Oyu Tolgoi’s combined open-pit and underground production to at least 140,000 tpd by Year 7. Hugo North mill feed, combined initially with feed from stages 3 and 4 of the open-pit mine, will ensure that the 140,000 tpd production rate is maintained. By Year 12, when production from Hugo South will commence, underground production alone is expected to reach 140,000 tpd.
Assuming that the expansion is undertaken as scheduled, the IDP indicates that Oyu Tolgoi could produce approximately 35 billion pounds of copper and 11 million ounces of gold over the projected, initial 35-year life of the mine, based on resources delineated to May, 2005.
Given the significant potential to expand the known resources at Oyu Tolgoi, the ultimate rate of production from the expanded concentrator could exceed the projections provided in the IDP. Ivanhoe believes the project has the potential to achieve a mill throughput of 170,000 tpd, although this is not evaluated in the IDP. Ivanhoe estimates that minimal additional capital would be required to achieve this tonnage through the double SAG circuit.
Financial Modelling Results
The IDP financial models were constructed using a base copper price of $1.00/lb and a base gold price of $400/oz, and are based on interpretation of existing tax, mining and other relevant Mongolian laws. For comparison, current copper and gold prices are approximately $1.80–$1.85/lb and $470/oz, respectively. All dollar figures are in United States dollars unless otherwise indicated.
The estimated net present value (NPV) of the Oyu Tolgoi Mine at an 8% discount rate, assuming the Expanded Case production is developed as scheduled to 140,000 tpd, is $3.44 billion before tax — and $2.71 billion after tax. At a 10% discount rate, the NPV is $2.40 billion before tax and $1.85 billion after tax. The internal rate of return (IRR) of the Expanded Case is 19.75% after tax and the payback period is 6.5 years.

The engineering assessment of initial capital required to fund the open-pit mine and the associated milling complex, capable of processing 70,000 tpd, is estimated at $1.15 billion. In addition, $232 million will be expended during the same period to advance the development of the underground Hugo North Mine. This initial expenditure carries the project through a six-month ramp-up period to reach full production of 70,000 tpd at the beginning of 2009.
Ivanhoe believes that the continued investment required between 2009 and 2014 for the ongoing development of the mine to reach the 140,000 tpd Expanded Case could be financed from cash flows from initial mining operations. Financing this investment was not assessed in the IDP.
The IDP’s sensitivity analysis shows that the project’s rate of return is most sensitive to changes in the copper price, followed by changes in the gold price, changes to the operating costs and, finally, changes in capital costs. At $1.10 copper and $400 gold, the after-tax IRR increases to 22.08%; the after-tax NPV increases to $3.39 billion at an 8% discount rate and $2.39 billion at a 10% discount rate.
Although not included as a basis of the financial analysis in the IDP, the NPV would increase by more than $200 million in either the Base or Expanded cases if gold production for the first six years was hedged at $550 an ounce. Independent of the IDP process, Ivanhoe has received advice from financial advisors that the futures market for gold currently easily could support a hedge at $550 an ounce over this period. A gold hedge at $550 in the first six years of full production would lower estimated minesite cash costs to approximately 2 cents a pound of copper produced during that six-year period.
The NPV calculations do not include any value for the new, high-grade Hugo Far North mineralization discovered on the Ivanhoe-Entrée joint venture property, which is adjacent to and directly north of the Oyu Tolgoi property. Ivanhoe is in the process of drilling off the mineralization to the inferred and indicated status and expects to have an independent resource estimate prepared by AMEC Americas Limited by early 2006.
As is the case with all long-life mining projects, NPV calculations significantly understate the value of anticipated cash flows from the project beyond the initial 10 years of operation.
Key Points in the IDP Report
•	Production is forecast to commence in mid-2008 from an open pit centred on the gold-rich Southwest Oyu Deposit, which is the primary deposit of the near-surface Southern Oyu group of deposits.

•	Full production, with an initial throughput of 70,000 tpd (25.5 million tonnes per annum (mtpa)), is expected at the beginning of 2009.

•	The initial capital cost of $1.15 billion for the open-pit mine and associated milling complex includes $55.2 million in escalation costs and $51.1 million in operating costs incurred in the second half of 2008 as operations commence and the mine ramps up to full production.

•	In addition to the $1.15 billion in initial capital costs for the open pit and mill, an estimated $232 million in underground development work will be spent prior to reaching full production in the mill, which will allow Ivanhoe to complete the development of Shaft #1 of the underground Hugo North Mine and advance work on the #2 and #3 shafts. An outline of the work underway on Shaft #1 is given below.

•	Mill feed for the first 10 years of operation will utilize more than 85% Measured and Indicated resources from both open-pit and underground deposits.

•	Estimated average copper recoveries over the initial life-of-mine considered by the IDP are 90.0%; gold recoveries are 78.1%. These estimates are based on extensive testing by SGS Lakefield Research Limited, of Lakefield, Canada, and MinnovEX Technologies Inc., of Toronto, Canada.

•	An annual production rate in excess of 140,000 tpd (52.5 mtpa) is expected to be achieved by Year 7, when a second SAG circuit is completed. This is presented in the IDP as the Phase 2 Expanded Case and would produce an average annual production in excess of one billion pounds of copper and 330,000 ounces of gold for at least 35 years.

•	At the Expanded Case level of production, the average pre-tax annual gross revenue over the initial 35 years would be $1.1 billion, peaking at $1.99 billion in Year 8.

•	The Expanded Case estimates total cash cost, after gold credits over the life of the project, at $0.40/lb. This total cash-cost figure includes the realization costs of treatment, refining, product transport and government sale royalties.

•	Site cash costs at the mine gate (excluding realization costs) are estimated at $0.26/lb.
Shaft Work Underway
Ivanhoe and its underground mining consultant, McIntosh Engineering Inc., of Tempe, USA, recognize the enormous importance and value of the Hugo North Deposit. Accordingly, its development is being fast tracked. Critical to development of Hugo North is accessing the deposit by means of the initial 6.7-metre-diameter Shaft #1. The Shaft #1 headframe, hoisting plant and associated infrastructure currently is under construction and shaft sinking from the completed headframe will commence in the fourth quarter of this year. In the interim, pre-sinking excavation is underway.
The work is being performed by the Redpath Group of North Bay, Canada, one of the world’s leading shaft-sinking firms. When completed, Shaft #1 will provide access to the Hugo North and Hugo South deposits and enable the completion of detailed feasibility studies, further resource delineation drilling and rock characterization work. Shaft sinking is scheduled to be completed by the third quarter of 2007 and will be followed by underground drifting and diamond drilling in 2007 and 2008. McIntosh has commenced engineering work for the project’s second shaft, which is being designed as a 10-metre-diameter production and service shaft.
Additional Economic Enhancements
There remains significant upside to further enhance the economics of the project, given the continuing exploration underway to expand and upgrade the resources that were used as the basis for this assessment. Given that the mining plans in the IDP do not fully exploit the May, 2005, estimated resources, and the excellent potential to add significant new resources, Ivanhoe and the independent engineers believe there is potential that the ultimate mine life will be greater than the initial 35 to 40 years envisioned in the IDP.
The IDP does not include any of the high-grade copper and gold mineralization discovered north of the Oyu Tolgoi northern boundary, on the Shivee Tolgoi property, which is owned by Entrée Gold Inc. and is subject to Ivanhoe having the right to earn up to 80% of resources discovered on the property. Drilling has extended the strike length of the Hugo Far North copper-gold discovery to more than 600 metres beyond Oyu Tolgoi’s northern boundary. Ivanhoe currently has four deep-hole-capacity drilling rigs focused on testing the extent to which the mineralized zone of Hugo North extends into the Ivanhoe-Entrée joint-venture property, as well as testing satellite deposits and new targets throughout the Oyu Tolgoi District.

Additional upside considerations assessed by the IDP include:
•	Increased Concentrator Capacity. The results of throughput determinations by means of lab-test simulations and SAG mill pilot-plant testing were discounted 10% for operational contingency and potential sample-set bias. The IDP process plant design may have additional capacity without the need for further capital expenditure.

•	High-Density Tailings. The combined use of high-compression thickeners to increase the deposition density of tailings and of decant towers to reduce the size of the tailings pond area has the potential to reduce make-up water requirements and operating costs.

•	Smelting and SX/EW copper production. To increase value and/or reduce risk, evaluation of the possible benefits of a dedicated smelter at or near the site is warranted. If a dedicated smelter is demonstrated to be advantageous, then optimization of metal recoveries and concentrate grades to suit the revised treatment and transportation conditions should be considered. With a smelter providing a nearby source of sulphuric acid, it could be advantageous to process the low-grade resource identified in the Southwest open pit and the Central Oyu Deposit in a heap leach, solvent-extraction/electrowinning (SX/EW) operation.
Mineral Resources Identified To Date
The IDP is based on resources for the Southern Oyu and Hugo North deposits that were independently estimated by AMEC Americas Limited, in May, 2005, based on drilling to April, 2005, and on resources for the Hugo South Deposit independently estimated by AMEC in May, 2004. The drilling consisted of approximately 273,000 metres in 583 drill holes for the Southern Oyu open-pit deposits, which include the Southwest, South, Wedge and Central zones, and 287,000 metres in 267 drill holes, including daughter holes, for the Hugo North and Hugo South underground deposits.
AMEC estimated that the project contained Measured and Indicated resources totalling 1.15 billion tonnes grading 1.30% copper and 0.47 grams per tonne (g/t) gold (a copper equivalent grade of 1.54%), containing 32.9 billion pounds of copper and 17.3 million ounces of gold, at a 0.60% copper equivalent cut-off. In addition to the Measured and Indicated resources, AMEC estimated that the Oyu Tolgoi Project contained Inferred resources of 1.16 billion tonnes grading 1.02% copper and 0.23 g/t gold (a copper equivalent grade of 1.16%), at a 0.60% copper equivalent cut-off, containing approximately 26.2 billion pounds of copper and 8.4 million ounces of gold. Details of the estimate are in Ivanhoe’s May 3, 2005, news release.
Oyu Tolgoi Resources at a 0.60% copper equivalent cut-off as of May 2005

				Copper	Contained Metal
		Copper	Gold	Equiv.			Copper
	Resources	Grade	Grade	Grade	Copper	Gold	Equiv.
Oyu Tolgoi Total Deposit	(tonnes)	(%)	(g/t)	(%)	(’000 lbs)	(ounces)	(’000 lbs)
Total Measured	101,590,000	0.64	1.10	1.34	1,440,000	3,580,000	3,010,000
Total Indicated	1,047,570,000	1.33	0.42	1.59	30,610,000	14,070,000	36,740,000
Total Measured + Indicated	1,149,160,000	1.30	0.47	1.54	32,850,000	17,340,000	38,980,000
and, in addition
Total Inferred	1,160,120,000	1.02	0.23	1.16	26,200,000	8,400,000	29,780,000
Copper equivalent grades in the table were calculated using assumed metal prices of US $0.80/lb. for copper and US $350/oz. for gold. The contained gold and copper represent estimated metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper. Resource classifications conform to CIM Standards on Mineral Resources and Reserves referred to in National Instrument
43-101.

GRD Minproc Limited, of Perth, Australia, is preparing an independent estimate of the open-pit reserves at Oyu Tolgoi’s Southern Oyu deposits. The new estimate is expected to be completed in the fourth quarter of 2005.
The sections of the IDP detailing the plan for open-pit mining centred on the Southwest Oyu Deposit and initial process plant are at a feasibility-quality level. Other aspects, including the off-site infrastructure, power supply, underground mining and proposed plant expansions, are at a pre-feasibility-study or scoping study level. Because the information used to prepare the economic evaluation of the project includes all levels of study, the overall Integrated Development Plan is released as a Preliminary Assessment Report in accordance with CIM Standards on Mineral Resources and Reserves referred to in National Instrument 43-101. The evaluation covers the period from October, 2005, the anticipated project decision date, through a 33-month development and construction stage and to the end of the operating life of the Base and Expanded cases.
Health, Safety and Environmental Safeguards
Ivanhoe’s policy is to implement a comprehensive health and safety program that meets international mining industry standards for best practices, as well as Mongolian law, during all design, construction, contracting and operating activities associated with the project. Ivanhoe also is committed to achieving the ISO-14001 environmental certification and the OHSAS 18001 international safety standard for the Oyu Tolgoi mine development. A Preliminary Assessment Report completed in early 2004 was prepared in conformance with ISO-14001 requirements. Created by the International Standards Organization, ISO 14001 is the internationally accepted standard for environmental management systems, through which a company demonstrates its commitment to sound environmental performance, pollution prevention and continual improvement.
Ivanhoe began environmental studies at Oyu Tolgoi in May, 2002. An environmental baseline study was submitted to the Mongolian Government’s Ministry for Nature and Environment in March, 2003, formally initiating the necessary Environmental Impact Assessment (EIA) and Environmental Protection Plan processes. The first EIA document, for the transport corridor south of Oyu Tolgoi to the Chinese border, was submitted in April, 2004, and approved by the government in May, 2004. The second EIA document, covering the water supply system, was submitted in June, 2005. The final submission, incorporating the results of the IDP, is in preparation and is expected to be submitted before the end of 2005. To date, no environmental issues have been identified that cannot be managed through conventional mine management practices.
Ivanhoe’s Oyu Tolgoi environmental assessment process meets international standards and requirements of the Mongolian environmental impact assessment legislation. The assessment is being coordinated by Sustainability Pty. Ltd., of Perth, Australia, and its principal, John Miragliotta, with studies conducted by Eco-Trade Co. Ltd., of Ulaanbaatar, Mongolia, as required by Mongolian law. Mr. Miragliotta recently received special recognition from the Mongolian Ministry of Nature and Environment for his environmental work in the country.
Numerous international and national specialists are contributing to the environmental assessment studies that include the management of water resources, mine restoration and closure, air quality, flora and fauna, cultural heritage protection and socio-economic management planning.
Mine and Process Water Supply from Deep Aquifers
Aquaterra, an Australia-based water resources and environmental specialist, has completed a comprehensive assessment of potential sources to meet the project’s total estimated water demand over 40 years for the 70,000 to 85,000 tpd case. Vast and open-ended reserves of groundwater have been delineated in nearby deep sedimentary basins, or aquifers, which are considered to offer the most cost-effective option for a long-term supply of process water.

Detailed groundwater investigations to date have been concentrated in the areas of Gunii Hooloi, Galbyn Gobi and Nariin Zag aquifers to assess their potential to meet the project’s estimated water demand. Of these, the Gunii Hooloi aquifer was selected as the priority for initial development, based on environmental assessments, supply capacity and proximity. The groundwater resource at Gunii Hooloi has the capacity to supply the long-term requirements of the mine at a production rate of 70,000 to 85,000 tpd. To support the mine expansion to 140,000 tpd, additional water sources will need to be further delineated, including the Galbyn Gobi aquifer.
Ivanhoe already has taken significant steps to safeguard water supplies to herders and communities in the area that could be affected by future mining. New wells, storage tanks, wind-powered electric pumps and livestock drinking troughs already have been provided for local herder families in the Oyu Tolgoi area as part of Ivanhoe’s commitment to sustaining traditional herding-based livelihoods.
Sustainability Pty. Ltd. advises that the near-surface aquifers, which supply the water that is drawn from shallow wells for use by nomadic herders and their livestock, are physically separated from the deep, regional aquifers by a clay barrier that is between 50 and 150 metres thick. The deep sedimentary aquifers that will be used to supply the Oyu Tolgoi mine are between 50 and 250 metres in vertical thickness — and the bores to be installed by Ivanhoe will draw water from 100 to 180 metres below ground level. The development of the deep-aquifer, mine-water supply will allow continued use of good-quality shallow wells by nomadic herders.
Jobs and Investment Benefits for Mongolia
Ivanhoe has commissioned three independent socio-economic and macro-economic studies of the impact of the Oyu Tolgoi project on Mongolia. Based on the studies’ findings, the mine is expected to have significant, long-lasting and net positive effects on the Mongolian economy in terms of investment expenditures, exports and jobs. The project also is expected to help Mongolia expand its industrial and manufacturing sectors and to bring job-intensive diversification to an economy that traditionally has been dominated by agricultural production.
The finalization of the IDP has allowed Ivanhoe to quantify the direct benefits of the project to Mongolia. Ivanhoe estimates that under current tax law the Mongolian government will receive a direct contribution from the project of approximately $4.5 billion over the initial 35-year mine life, including:

•	Corporate Taxation	US$3.07 billion

•	Sales Royalties	US$791 million

•	Employee Taxes & Social Security Contributions	US$419 million

•	Other Taxes and Charges	US$171 million
These figures represent a distribution to the government of Mongolia of more than 30% of the returns generated by the project during the first 35 years of operation. During the initial 15-year period covered by the proposed Special Stability Agreement, the government will receive an estimated $461 million, representing 37% of the expected cash generated by the project over this period. In addition, the mine will generate a present-day value of almost $200 million in wages and salaries during the first 15 years of operations. When combined with the direct employment benefits, more than 45% of the direct returns generated by the project are projected to be returned to the Mongolian government, and the people of Mongolia, in the first 15 years.
It is clear that a project of the magnitude of Oyu Tolgoi will produce benefits for the Mongolian economy that are more far-reaching than the direct investment and employment benefits summarized above. For more than a year, the Centre for Spatial Economics, of Toronto, Canada, has been evaluating the fiscal and economic benefits of the project to Mongolia. The principal author of the study is Dr. Ernie Stokes, Ph.D., who has more than 25 years’ experience as an economic advisor in the private and public sectors. The Stokes Report on the socio-economic impacts of Oyu Tolgoi was published in September, 2005, and is available on Ivanhoe Mines’ website at www.ivanhoemines.com.
The Stokes Report estimates that the Oyu Tolgoi Mine, operating at a rate of 140,000 tpd, would have the following key socio-economic impacts that will positively and significantly contribute to Mongolia’s economic growth and social development between 2002 and 2043:
•	An average increase of 34.3% in real Gross Domestic Product (GDP).

•	An average increase in nationwide employment levels of 10.3%.

•	An average 11.5% increase in nationwide real per capita disposable income.

•	A total contribution to the government of 8,797 billion togrogs (Tg) ( US$ 7.9 billion at an exchange rate of 1120 Tg = 1$ US ) from corporate taxation, mineral royalties, water-use fees and other taxes, and charges directly and indirectly generated by Oyu Tolgoi.
The Stokes Report also estimates that following job-creation benefits will be realized:
•	More than 10,000 direct person-years of employment will be generated during the construction of the open-pit and underground mines and associated plant and works — most of which will be completed between now and 2020.

•	An estimated additional 38,000 direct person-years of employment will be generated by the actual operation of the mine for 35 years.

•	For 23 consecutive years, beginning in 2011, an estimated total of 1,100 jobs or more will be created each year just in the operation of the Oyu Tolgoi project — with a single-year peak of more than 1,800 full-time jobs.

•	The magnitude of the investment in the construction and operation of the Oyu Tolgoi project will create thousands of additional jobs in other sectors of the Mongolian economy through businesses and individuals involved in the provision of a wide range of goods and services. For example, it is estimated that an average of 24,000 jobs per year over the life of the project will be created for persons with trades skills, an average of 12,000 jobs a year will be created in manufacturing and an average of 20,000 jobs a year will be created in agriculture, forestry and hunting.
Ivanhoe’s objective is to maximize the percentage of Mongolians in the Oyu Tolgoi workforce. An extensive training program will be implemented to ensure that Mongolians receive training in specific technical and trade skills required for the project. The Stokes report projects that:
•	Mongolians will hold 90% of the jobs at Oyu Tolgoi by Year 5 of operations.

•	By Year 7, 98% of the jobs created by the operation of the project will be held by Mongolians.
The methodology employed focuses on analyzing the economy of Mongolia with Oyu Tolgoi in operation and comparing that to a base-case model. The base-case model was developed for use by the Mongolian government through a USAID project, in conjunction with officials from the Bank of Mongolia, the Ministry of Finance and the National Statistical Office (NSO). The model is calibrated to Mongolian economic, demographic and fiscal data provided by the NSO, the Bank of Mongolia and the Ministry of Finance, using 1995 as the base year.

Community Support Benefits South Gobi Residents
For more than three years now, Ivanhoe has conducted community relations and sustainable development programs, with a primary focus on the South Gobi region. Ivanhoe also has initiated an integrated set of community assistance and development programs to maximize social and economic benefits for the surrounding communities.
For example:
•	Community Assistance Plan. Ivanhoe already has spent more than $1.5 million in cash and in-kind contributions to support community initiatives and projects, with a special focus on improving local health care, education, culture, Buddhist monastery renovation and care for orphaned children. Through the Oyu Tolgoi National Development Foundation to be established by Ivanhoe, as well as existing and long-term local support initiatives, Ivanhoe is demonstrating its commitment to providing substantial resources for strategic initiatives supporting the education, health, culture and human rights of local communities in the South Gobi and nationwide.

•	Herder Support Program. This wide-ranging program provides long-term protection and support for the livelihoods of 12 local herder families who, in their regular nomadic movements and livestock grazing patterns, used land licensed by Ivanhoe for the planned development of the Oyu Tolgoi project. Sheltered wintering sites and protective pens are essential for the survival of livestock, and permissions to use such sites are granted by the local government. Ivanhoe has cooperated with the families to establish new winter bases outside the zone of long-term operations at Oyu Tolgoi, while remaining within the vicinity of their customary pasturelands. The families were directly involved in the selection of their new wintering grounds and each signed benefits agreements with Ivanhoe. Ivanhoe also has provided new shallow wells away from the planned mine area to supply water to herders’ families and their livestock. The Herder Support Program also includes financial, in-kind and technical assistance support in areas of pastureland conservation and herd management, education scholarships for children, health care, income generation and skills training.

•	Community Consultations. Ongoing consultations were initiated three years ago with local families, communities and leaders — and will continue for the life of the mine. Ivanhoe has established strong, cooperative relationships with local community members and leaders, and is utilizing local knowledge and relations to ensure that community support activities are locally relevant, sustained and of high quality. Local ownership in all community programs is a key element of the company’s approach. The company regularly updates its baseline knowledge of the issues, needs, challenges and opportunities for local residents and communities in the area around the Oyu Tolgoi project.
Preparation of IDP and Study Director
The Integrated Development Plan was completed under the direction of Duane Gingrich, P.Eng., of AMEC Americas Limited, the Study Manager, Oyu Tolgoi Project, and an independent Qualified Person as defined by National Instrument 43-101. Mr. Gingrich supervised the preparation of the technical information relating to the Integrated Development Plan in this release.
The IDP was compiled by the AMEC Ausenco joint venture (AAJV), with input from 12 other leading international engineering and environmental consultants. AAJV was directly responsible for metallurgy and plant design, on-site and off-site infrastructure design, and for capital and operating costs for the process plant and infrastructure components. AAJV was also responsible for coordinating the work of other consultants engaged in the study to ensure that the contributions were consistent with the report’s general objectives. AAJV did not independently verify data and conclusions prepared by the other consultants.
Other consultants and their areas of responsibility in relation to the IDP included:

AMEC Americas Limited	·	Mineral resource estimates

McIntosh Engineering Inc. (Tempe, USA)	·	Underground block-cave mine design
	·	Capital & operating costs for block caves

GRD Minproc Limited (Perth, Australia)	·	Open-pit mine design
	·	Capital & operating costs for open pits

Steffen Robertson Kirsten Pty. Ltd. (Perth, Australia)	·	Geotechnical engineering for open pits

SRK Consulting Inc. (Vancouver, Canada)	·	Geotechnical engineering associated with
underground mines

SGS Lakefield Research Limited (Lakefield, Canada)	·	Flotation, gravity-recoverable gold, comminution & leaching test work
	·	SAG mill pilot plant

MinnovEX Technologies Inc. (Toronto, Canada)	·	Concentrate flotation test work
	·	Modelling / interpretation

Knight Piésold Pty. Limited (Perth, Australia)	·	Tailings storage design
	·	Site-wide water balance
	·	Access road

Aquaterra Consulting Pty. Ltd. (Perth, Australia)	·	Hydrogeology & raw-water bore field design

Eco-Trade Co. Ltd. (Ulaanbaatar, Mongolia)	·	2002 environmental baseline study
	·	Environmental Impact Assessment

Sustainability Pty. Ltd. (Perth, Australia)	·	Coordinate environmental, archaeological &
socioeconomic assessments
	·	Training systems assessment

Teshmont L.P. Consultants (Winnipeg, Canada)	·	Power supply study

Fluor Corporation (Shanghai, China)	·	Coal-fired power plant evaluation
Report available on Sedar and Ivanhoe websites
A copy of the Executive Summary of the IDP and the 43-101F1 technical report will be available on the Sedar website at www.sedar.com and Ivanhoe Mines’ website at www.ivanhoemines.com.
Ivanhoe owns 100% of the Oyu Tolgoi Project under four mining licences granted by the Government of Mongolia on December 23, 2003. The term of the licences is 60 years, with an option for a 40-year extension. The company also owns or controls exploration rights covering more than 134,000 square kilometres in central, southern and northeastern Mongolia.
Conference Call Details
Ivanhoe Mines will host a telephone conference call and webcast on Thursday, September 29, at 10:00 a.m. Eastern Time (7:00 a.m. Pacific Time) to discuss the Integrated Development Plan.
The conference call may be accessed by dialling 1-800-387-6216 in Canada and the United States, or 416-405-9328 in the Toronto area and internationally. An operator will register participants. A simultaneous webcast of the conference call will be provided through www.ivanhoemines.com and

www.ccnmatthews.com. The conference call will be archived for later playback and may be accessed by dialling 1-800-408-3053 or
1-416-695-5800 and entering the pass code 3163015#.
Ivanhoe shares are listed on the Toronto and New York stock exchanges under the symbol IVN.
Information contacts in North America
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755
Forward-Looking Statements: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators. Forward-looking statements include, but are not limited to, statements regarding projected commencement and levels of production of copper and gold from Oyu Tolgoi, expected capital and operating costs, projected NPV, IRR and economic benefits and statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions, are forward-looking statements. The risk factors that could cause actual results to differ from these forward-looking statements include, but are not restricted to, the planned resource estimate and the integrated development plan for the Oyu Tolgoi project, operational risk, environmental risk, financial risk, geo-political risk, commodity risk, currency risk and other statements that are not historical facts as disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with securities regulators in Canada and the United States.